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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13G


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (Amendment No.      )*



                                 DOCUMENTUM INC
                   -----------------------------------------
                               (Name of Issuer)




                                     COMMON
                   -----------------------------------------
                         (Title of Class of Securities)




                                   256159104
                   -----------------------------------------
                                 (CUSIP Number)



     Check the following box if a fee is being paid with this statement [X]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                               Page 1 of 5 pages

CUSIP NO.      256159104           SCHEDULE 13G        PAGE   2   OF   5   PAGES
         ---------------------                              -----    -----

  (1)     NAMES OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          SENECA CAPITAL MANAGEMENT, LLC
          94-3239114
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [   ]
                                                                    (b)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     CITIZENSHIP OR PLACE OF ORGANIZATION

          CALIFORNIA
          ---------------------------------------------------------------------

                       (5)     SOLE VOTING POWER
  NUMBER OF                    844,640
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (6)     SHARED VOTING POWER
  OWNED BY                     N/A
    EACH               --------------------------------------------------------
  REPORTING            (7)     SOLE DISPOSITIVE POWER
 PERSON WITH                   844,640
                       --------------------------------------------------------
                       (8)     SHARED DISPOSITIVE POWER
                               N/A
                       --------------------------------------------------------

  (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          844,640
          ---------------------------------------------------------------------

 (10)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
          SHARES*                                                         [   ]

          ---------------------------------------------------------------------

 (11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          5.8%
          ---------------------------------------------------------------------

 (12)     TYPE OF REPORTING PERSON*

          IA
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO.    256159104              SCHEDULE 13G       PAGE   3   OF   5   PAGES
         ---------------------                              -----    -----

ITEM 1.

     (a)  Name of Issuer DOCUMENTUM INC
     (b) Address of Issuer's Principal Executive Offices 5671 GIBRALTAR DRIVE, PLEASANTON, CA 94588-8547

ITEM 2.

     (a)  Name of Person Filing SENECA CAPITAL MANAGEMENT, LLC
     (b) Address of Principal Office or, if none, RESIDENCE 909 MONTGOMERY ST., #500, SAN FRANCISCO, CA 94133
     (c)  Citizenship USA
     (d)  Title of Class of Securities COMMON
     (e)  CUSIP Number 256159104

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:

     (a)  [ ]  Broker or Dealer registered under Section 15 of the Act
     (b)  [ ]  Bank as defined in section 3(a)(6) of the act
     (c)  [ ]  Insurance Company as defined in section 3(a)(19) of the Act
     (d) [ ] Investment Company registered under section 8 of the Investment Company Act
     (e) [X] Investment Adviser registered under section 203 of the Investment Advisers Act of 1940
     (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Section 240.13d-1(b)(1)(ii)(F)
     (g) [ ] Parent Holding Company, in accordance with Section 240.13d-1(b)(ii)(G)(Note: See Item 7)
     (h)  [ ]  Group, in accordance with Section 240.13d-1(b)(1)(ii)(H)

ITEM 4.   OWNERSHIP

     If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

     (a)  Amount Beneficially Owned 844,640
     (b)  Percent of Class 5.8%

CUSIP NO.     256159104           SCHEDULE 13G         PAGE   4   OF   5   PAGES
         --------------------                               -----    -----

(c)  Number of shares as to which such person has:

       (i) sole power to vote or to direct the vote                    844,640
      (ii) shared power to vote or to direct the vote                  N/A
     (iii) sole power to dispose or to direct the disposition of       844,640
      (iv) shared power to dispose or to direct the disposition of     N/A

Instruction: For computations regarding securities which represent a right to acquire an underlying security see Rule 13d-3(d)(1).


ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ]

Instruction: Dissolution of a group requires a response to this item.


ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

     If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

     If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identification of the relevant subsidiary.


ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

     If a group has filed this schedule pursuant to Rule 13d-1(b)(ii)(H), so indicate under Item 3(h) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identity of each member of the group.


ITEM 9. NOTICE OF DISSOLUTION OF GROUP

     Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.


ITEM 10. CERTIFICATION

     The following certification shall be included if the statement is filed pursuant to Rule 13d-1(b):

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                           2-12-98
                                              ---------------------------------
                                                             Date

                                                    /s/ SANDRA J. WESTHOFF
                                              ---------------------------------
                                                          Signature

                                               Sandra J. Westhoff       COO
                                              ---------------------------------
                                                          Name/Title

CUSIP NO.      256159104              SCHEDULE 13G      PAGE   5   OF   5  PAGES
         ---------------------                               -----    -----

     The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission.

     ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)

ITEM 5.  NOT APPLICABLE.

ITEM 6. KNOWN PERSONS HAVE THE RIGHT TO RECEIVE PROCEEDS FROM THE SALE OF SUCH SECURITIES; SUCH INTEREST AMOUNT TO LESS THAN 5% OF THE CLASS.

ITEM 7.  NOT APPLICABLE.

ITEM 8.  NOT APPLICABLE.

ITEM 9.  NOT APPLICABLE.